HAYNES AND BOONE, LLP

2505 N. Plano Road, Suite 4000

Richardson, Texas  75082

November 25, 2008

Michael Henderson

Staff Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Integrated Security Systems, Inc.

Item 4.01 Form 8-K

Filed October 29, 2008

File No. 1-11900

Dear Mr. Henderson:

On behalf of Integrated Security Systems, Inc. (the “Company”), please find enclosed a draft of a proposed Amendment to the above-referenced Form 8-K which has been marked to show changes from the Form 8-K filed with the Commission on October 29, 2008.

The information set forth in the numbered paragraphs below are the responses of the Company to the comments contained in your letter dated November 5, 2008.  Paragraph numbers correspond to the numbered paragraphs of the comment letter set forth under the heading ‘Item 4.01 Form 8-K filed October 29, 2008.’

1.

Please revise the form to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.

Response:

The first sentence of the Form 8-K has been revised to state that the Company’s Audit Committee dismissed Weaver and Tidwell on October 13, 2008.

2.

Revise your filing to also state whether or not there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports through the subsequent interim period through October 13, 2008.

Michael Henderson

November 25, 2008

Response:

The first sentence of the third paragraph of the Form 8-K has been revised to state that during the fiscal years ended June 30, 2005, 2006, 2007, 2008 and the subsequent interim period through October 13, 2008, there have been no disagreements with Weaver and Tidwell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

3.

Tell us how you concluded that the material weakness identified in your filing was not a reportable event under Item 304(a)(i)(v)(A) of S-K.

Response:

That conclusion was incorrect.  The fourth paragraph of the Form 8-K has been revised accordingly.

4.

Revise your filing to state whether or not you had any consultations with your newly appointed accountant identified by Item 304(a)(2)(i) and (ii) of Item S-K.

Response:

The last sentence of the first paragraph of the Form 8-K has been revised to state that the Company has had no occasions in the past two fiscal years and any subsequent interim period upon which the Company consulted with the newly appointed accountant.

If you have any questions or comments, please do not hesitate to contact David H. Oden of Haynes and Boone, LLP at (214) 739-6929.

Best regards,

David H. Oden

Direct Phone Number: (972) 739-6929

Direct Fax Number: (972) 692-9029

david.oden@haynesboone.com